PROSPECTUS	Filed pursuant to Rule 424(b)(3) Registration No. 333-119473

3,887,084 SHARES OF COMMON STOCK

This is a public offering of 3,887,084 shares of common stock of ACT Teleconferencing, Inc. by certain ACT shareholders. ACT will receive none of the proceeds from the sale of these shares. The shares will be sold, if at all, at prevailing market prices for our common stock or at prices negotiated by the selling shareholders.

Of the 3,887,084 shares offered, 2,198,369 shares will be issued to certain of the selling shareholders only if they exercise warrants for the purchase of shares of our common stock at a weighted average exercise price of $1.69 per share. If the selling shareholders exercise any of the warrants, we may receive proceeds in the amount of the exercise price of each warrant being exercised. See “Selling Shareholders” on page 4 and “Use of Proceeds” on page 5.

Our common stock is quoted on the Pink Sheets under the symbol ACTT. On May 24, 2006, the last reported sale price of our common stock was $0.12 per share.

Investing in our common stock involves risks. See “Risk Factors” in our most recent Annual Report on Form 10-K, which is incorporated by reference into this Prospectus.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THIS PROSPECTUS IS DATED MAY 31, 2006

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements that involve risks and uncertainties. These statements refer to objectives, expectations, intentions, future events, or our future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, level of activity, performance, or achievements to be materially different from any results expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “predict,” “potential,” and similar expressions. Our actual results could differ materially from those included in forward-looking statements. Factors that could contribute to these differences include those matters discussed in “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on April 17, 2006 and incorporated by reference in this prospectus.

In addition, such forward-looking statements necessarily depend on assumptions and estimates that may prove to be incorrect. Although we believe the assumptions and estimates reflected in such forward-looking statements are reasonable, we cannot guarantee that our plans, intentions, or expectations will be achieved. The information contained in this prospectus, including the section discussing risk factors, identifies important factors that could cause such differences.

The cautionary statements made in this prospectus are intended to be applicable to all forward-looking statements wherever they appear in this prospectus. We assume no obligation to update such forward-looking statements or to update the reasons that actual results could differ materially from those anticipated in such forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights only selected information contained elsewhere in this prospectus. It does not contain all of the information that is important to you before investing in our common stock. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and financial statements included or incorporated by reference herein.

Overview

We are a full-service provider of audio, video, data and web-based conferencing services to businesses and organizations in North America, Europe and Asia Pacific. Our conferencing services enable our clients to cost-effectively conduct full service international conferences exchanging video, data and audio, by linking participants in geographically dispersed locations. We are present in nine countries with facilities in eight of these, and provide local access dial in access from a total of 60 countries. Our primary focus is to provide high quality conferencing services to organizations such as professional service firms, investment banks, high tech companies, law firms, investor relations firms, telecommunications companies and other domestic and multinational companies. Our global presence and the growth in the conferencing services market have allowed us to build a client base ranging from small business enterprises to Fortune 500 companies.

We were incorporated under the laws of Colorado in 1989 and commenced operations on January 2, 1990. Our headquarters are located at 1526 Cole Boulevard, Suite 300, Golden, Colorado, 80401 and our telephone number is (303) 233-3500. Our web site address is www.acttel.com. Information contained on our web site does not constitute part of this prospectus.

About This Offering

Common stock offered by selling shareholders	3,887,084 shares
Common stock to be outstanding after the offering, based on shares outstanding on May 17, 2006	20,683,732 shares
Trading symbol of common stock on Pink Sheets quotation service	ACTT

The total of 20,683,732 shares of common stock to be outstanding after this offering includes 2,198,369 shares to be issued, if at all, upon exercise by the selling shareholders of warrants to purchase shares of our common stock, and excludes:

•	3,136,282 shares of common stock issuable upon the exercise of options and warrants outstanding as of May 9, 2006, which are not held by the selling shareholders, at a weighted average exercise price of $2.98 per share;

•	942,000 shares reserved for issuance under our 2004 Equity Incentive Plan, and all predecessor stock option plans;

•	142,719 shares reserved for issuance under our 1998 Employee Stock Purchase Plan, as amended;

•	20,800,000 shares reserved for issuance upon conversion of 160,000 outstanding shares of Series AA Preferred Stock, not including an additional 900,000 shares of common stock underlying shares of Series AA Preferred Stock to be issued, if at all, upon exercise of warrants; and

•	additional shares of common stock to be issuable upon conversion of the outstanding Series AA Preferred Stock following scheduled quarterly increases to the stated value of such preferred stock, at a quarterly rate of 9.55%, compounded quarterly.

This is a continuous offering and is not underwritten. We cannot predict when or if the selling shareholders will exercise warrants entitling them to purchase and possibly sell shares underlying the warrants. The number of shares to be outstanding following this offering as stated above assumes that the selling shareholders exercise all warrants they hold for purchase of our common stock. Some of the warrants held by the selling shareholders may be exercised by surrender of shares of our common stock, including shares purchasable upon exercise of the applicable warrant, to us by the selling shareholder in payment of the exercise price of the warrant. In the event one or more selling shareholders elect to use this “cashless exercise” or “net exercise” feature, the number of shares outstanding will be less than the number stated above.

SELLING SHAREHOLDERS

The following table provides:

•	the name of each selling shareholder or selling shareholder group;

•	the number of shares beneficially owned by each selling shareholder or selling shareholder group prior to the offering and the percentage of our total outstanding common stock beneficially owned by such selling shareholders;

•	the number of outstanding shares of common stock being registered for resale by such selling shareholders;

•	the number of shares of common stock underlying warrants being registered for resale by such selling shareholders;

•	the total number of shares of common stock being registered for resale by such selling shareholders;

•	the exercise price of any warrants to purchase shares of common stock being registered for resale for such selling shareholders;

•	the expiration date of any warrants to purchase shares of common stock being registered for resale for such selling shareholders; and

•	the number of shares beneficially owned by each selling shareholder or selling shareholder group following this offering and the of our total outstanding common stock beneficially owned by such selling shareholders following this offering.

Beneficial ownership includes shares owned and shares that the shareholder has the right to acquire within 60 days.

Name of Selling Shareholder	Shares Beneficially Owned Before Offering		Shares Outstanding and Registered in Offering	Warrant Shares Registered in Offering	Total Shares Registered in Offering	Exercise Price of Warrants	Expiration Date of Warrants	Shares Beneficially Owned After Offering
	Number	%						Number	%
Basso Equity Opportunity Holding Fund Ltd.(1)	61,089	*	0	30,545	30,545	1.00	9/3/2009	30,544	*
Basso Multi-strategy Holding Fund Ltd.(1)	211,633	*	0	105,817	105,817	1.00	9/3/2009	105,816	*
Bathgate Capital Partners LLC warrant holders(2)	135,290	*	0	135,290	135,290	1.05	3/31/2009	0	*
Scott Liolios(2)	146,710	*		74,710	74,710	1.05	3/31/2009	72,000	*
CapEx LP(3)	300,000	1.8%	0	300,000	300,000	2.50	10/15/2008	0	*
Casimir Capital LLC warrant holders(4)	177,502	1.1%	0	161,366	161,366	1.00	9/3/2009	16,136	*
Equitas L.P.(5)	200,825	1.2%	0	200,825	200,825	1.78	4/30/2007	0	*
Fuller & Thaler Behavioral Finance Fund, Ltd.(6)	340,000	2.0%	0	340,000	340,000	1.92	2/20/2007	0	*
GMN Investors II, L.P.(7)	1,075,000	6.4%	0	400,000	400,000	2.40	10/19/2006	675,000	4.0%
Robert C. Kaphan(8)	282,556	1.6%	157,556	125,000	282,556	1.10	1/2/2014	0	*
Richard Molinsky	70,000	*	50,000	10,000	60,000	1.00	9/3/2009	10,000	*
OTAPE Investments LLC(9)	190,907	1.1%	136,363	27,272	163,635	1.00	9/3/2009	27,272	*
Richard Parlato(8)	247,744	1.5%	122,744	125,000	247,744	1.10	1/2/2014	0	*
PictureTel Corporation LP	452,821	2.6%	452,821	0	452,821	N/A	N/A	0	*
Pleiades Investment Partners-R, LP(10)	77,272	*	0	38,636	38,636	1.00	9/3/2009	38,636	*
Potomac Capital International Ltd.(10)	55,817	*	0	27,909	27,909	1.00	9/3/2009	27,908	*
Potomac Capital Partners, LP(10)	121,453	*	0	60,727	60,727	1.00	9/3/2009	60,726	*
Special Situations Funds(11)	769,231		769,231	0	769,231	N/A	N/A	0	*
SRG Capital, LLC(12)	36,361	*	0	18,181	18,181	1.00	9/3/2009	18,180	*
TRUK International Fund, L.P.(13)	2,392	*	0	1,196	1,196	1.00	9/3/2009	1,196	*
TRUK Opportunity Fund, LLC(13)	31,789	*	0	15,895	15,895	1.00	9/3/2009	15,894	*

Total	4,986,392		1,688,715	2,198,369	3,887,084			1,099,308

*	Percent is less than 1%.
(1)	Howard T. Fischer has voting and investment power with respect to the shares held by these funds, but disclaims beneficial ownership of these shares.
(2)	Bathgate Capital Partners LLC and Scott Liolios served as the placement agents in a private placement of common stock and warrants in February 2004. Warrants issued as compensation for the placement agency services have been distributed to the selling shareholders, in the amount of 135,290 warrants to the principals of Bathgate Capital Partners LLC and 74,710 warrants to Scott Liolios.

(3)	Warrants held by CapEx were issued in accordance with the settlement of certain litigation between the Company and CapEx. The warrants are exercisable for $2.50 per share and expire October 15, 2008. Bernard Darré has voting and investment power with respect to these shares.
(4)	Casimir Capital LLC served as the placement agent in our private placement of common stock and warrants in September 2004. Warrants issued as compensation for the placement agency services have been distributed to the selling shareholders, who are principals of Casimir Capital LLC.
(5)	Equitas L.P. provided an $890,000 subordinated debt facility to us in March 1998. Cecilia Seay, Receiver for the SBA exercises voting and investment power with respect to these shares.
(6)	Fred Stanske exercises voting and investment power with respect to these shares.
(7)	David Millet exercises voting and investment power with respect to these shares.
(8)	Robert C. Kaphan and Richard Parlato were formerly employed as managers of our Proximity business.
(9)	Richard M. Cayne exercises voting and investment power with respect to the shares held by this fund, but disclaims beneficial ownership of these shares.
(10)	Paul J. Solit exercises voting and investment power with respect to the shares held by this fund, but disclaims beneficial ownership of these shares.
(11)	The shares being registered by the Special Situations Funds are shares of common stock, currently issued and outstanding, and are held as follows: 301,923 shares are held by Special Situations Fund III, L.P.; 167,308 shares are held by Special Situations Cayman Fund, L.P., and 177,400 shares are held by Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse control all of the Special Situations Funds.
(12)	Tai May Lee and Edwin Mecabe hold joint investment and voting power over these securities. Tai May Lee and Edwin Mecabe both disclaim beneficial ownership over the securities owned by SRG Capital LLC. exercises voting and investment power with respect to the shares held by this fund, but disclaims beneficial ownership of these shares.
(13)	Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the managing members of both TRUK Opportunity Fund, LLC and TRUK International Fund, L.P., exercise investment and voting control over the shares. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the common stock owned by these selling shareholders.

USE OF PROCEEDS

All of the shares sold in this offering will be sold by certain of our shareholders. We will not receive any proceeds from the sale by the selling shareholders of the shares offered in this prospectus.

The 3,887,084 shares offered by the selling shareholders include shares underlying warrants held by the selling shareholders. Such warrants entitle the selling shareholders to purchase an aggregate of 2,198,369 shares of our common stock at a weighted average exercise price of $1.69 per share. In the event the selling shareholders exercise all of these warrants and pay the exercise price in cash, we would receive proceeds of $3,715,244. However, 210,000 of the warrants may be exercised using a cashless exercise feature, pursuant to which some of the warrants may be surrendered to us as payment of the exercise price for warrants being exercised. Therefore, it is possible that even if all of the warrants are exercised, we will receive cash proceeds upon exercise of the warrants that are less than $3,715,244. If all warrants that include a cashless exercise feature are exercised using the cashless exercise procedure, our total proceeds from the exercise of all of the warrants held by the selling shareholders would be approximately 3,360,344. We intend to use any proceeds we receive from the exercise of warrants for working capital and general corporate purposes.

Because the exercise price of the warrants exceeds the market price of our common stock as of the date of this prospectus, any eventual cash proceeds from exercise of the warrants are not likely to be realized in the near future.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Any of the selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay all fees and expenses incident to the registration of the shares, including $10,000 of fees and disbursements of special counsel for the selling shareholders. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We will not receive any proceeds from sales of any shares by the selling shareholders.

Shares issued upon the selling shareholders’ exercise of warrants to purchase our common stock will be issued directly by us to the selling shareholders. No brokerage commission or similar fee will be paid in connection with the issuance of these shares. We cannot ensure that the selling shareholders will exercise their warrants, or if they do that they will sell all or any portion of the shares offered in this prospectus.

LEGAL MATTERS

The legality of the issuance of shares offered hereby has been passed upon by Faegre & Benson LLP, Denver, Colorado.

EXPERTS

The consolidated financial statements as of December 31, 2004 and 2005, and for the years ended December 31, 2003, 2004, and 2005, incorporated by reference in this prospectus, have been audited by Hein & Associates LLP, as set forth in their report included herein. Such consolidated financial statements are incorporated herein by reference in reliance upon the reports of Hein & Associates LLP, given on the authority of such firm as experts in accounting and auditing.

TRANSFER AGENT AND WARRANT AGENT

Our stock transfer agent is Computershare Trust Co, Inc., 350 Indiana Street, Ste. 800, Golden, Colorado 80401. For information regarding the warrants, selling shareholders should contact ACT Teleconferencing, Inc., Attn. Investor Relations, 1526 Cole Blvd., Ste. 300, Golden, CO 80401.

WHERE YOU CAN FIND MORE INFORMATION

You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, these securities in any state where the offer or sale is prohibited. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

The Securities and Exchange Commission allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this registration statement and prospectus the documents listed below:

•	Our annual report on Form 10-K for the year ended December 31, 2005, filed with the SEC on April 17, 2006;

•	Amendment to Form 10-K, filed with the SEC on Form 10-K/A on May 1, 2006;

•	Our report for first quarter 2006, filed with the SEC on Form 10-Q on May 15, 2006;

•	Our current reports on Form 8-K filed with the SEC on January 20, 2006, March 1, 2006, March 27, 2006, April 6, 2006, and May 18, 2006;

•	The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on March 28, 1994; and

•	The description of the rights to purchase our Series B Junior Participating Preferred stock set forth in our registration statement on Form 8-A, filed with the SEC on December 7, 1999.

We will furnish without charge to any person, including any beneficial owner, to whom a prospectus is delivered, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to ACT Teleconferencing, Inc., Attention: Investor Relations, 1526 Cole Boulevard, Suite 300, Golden, Colorado 80401, telephone: (303) 233-3500. The documents incorporated by reference, and all other annual, quarterly and current reports and proxy statements we file with the SEC, are available on our Web site at http://www.acttel.com.

We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information on file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can telephone the SEC at 1-800-SEC-0330 for information on the operation of the public reference room. Filings with the SEC can also be reviewed by accessing the SEC’s Web site at http://www.sec.gov.